December 11, 2020
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Finance 100 F. Street,
N.E. Washington, D.C. 20549
Attention: Cara Lubit
Hugh West
Re:        BrightSphere Investment Group Inc. Form 10-Q for the Quarterly Period Ended September 30, 2020
Filed November 6, 2020
File No. 001-38979
Ladies and Gentlemen:
BrightSphere Investment Group Inc. (the “Company”) is submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated December 1, 2020 (the “Comment Letter”), pertaining to the Company’s above-referenced Quarterly Report on Form 10-Q.
The Staff’s comment, as reflected in the Comment Letter, is reproduced in italics below, and the response of the Company is shown below the comment.
Form 10-Q for the Quarterly Period Ended September 30, 2020
Notes to Condensed Consolidated Financial Statements
3) Divestures and Assets and Liabilities Held For Sale
Assets and Liabilities Held for Sale
Barrow Hanley, page 14
1.We note your disclosure of the pending Barrow Hanley sale and your classification of associated assets and liabilities as held for sale. We also note from a July 26, 2020 news article on your website that "[f]ollowing the transactions, [y]our pro forma business will be much more focused on [y]our diversified quantitative and secondary private market strategies". Please provide us with your analysis of ASC 205-20 supporting your conclusion that discontinued operations presentation was not required.

BrightSphere ● 200 Clarendon Street ● 53rd Floor ● Boston, Massachusetts 02116 ● www.bsig.com

Response to Comment 1: We concluded that discontinued operations presentation for the disposition was not required because the disposition does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. In accordance with ASC 205-20-45-1B, to determine if discontinued operations presentation was appropriate, first we considered if Barrow Hanley was a component of the entity. Because Barrow Hanley has operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity, it is considered a component of an entity as defined in the FASB Master Glossary. Barrow Hanley was disposed of on November 17, 2020. Accordingly, Barrow Hanley represented a component that was classified as held-for-sale as of September 30, 2020 and therefore met the scope criteria of ASC 205-20.

Next we considered if the disposition of Barrow Hanley represented a strategic shift that has or will have a major effect on our operations and financial results. Our evaluation considered how our operations are organized, analyzed and managed, how our operating and reportable segments are identified, and how we have disclosed the nature of our business and operations in our financial statements, press releases, analyst presentations and other supplemental information provided to investors.

ASC 205-20-45-1C indicates that examples of a strategic shift that has or will have a major effect on an entity’s operations and financial results could include a disposal of a major geographical area, a major line of business, a major equity method investment, or other major parts of an entity. From a quantitative perspective, paragraphs 205-20-55-83 through 55-101 provide examples of strategic shifts and the related illustrative thresholds, which we also considered. Barrow Hanley represented 28%, 16% and 11% of the Company’s consolidated net income, consolidated revenue and total assets, respectively, as of and for the nine months ended September 30, 2020. We considered prepared remarks at the 2015 AICPA Conference on Current SEC and PCAOB Developments, by Barry Kanczuker, an associate chief accountant in the SEC’s Office of the Chief Accountant, indicating that thresholds mentioned in ASC 205-20 are illustrative and do not establish bright lines or safe harbors.

Our business has operated and continues to operate in three reportable segments: Quant & Solutions, Alternatives and Liquid Alpha. Barrow Hanley was an operating segment within the Liquid Alpha reportable segment. We acknowledge the Staff’s reference to the news article from July 26, 2020. The comments in the news article are intended to be relative to our other reportable segments and not meant to indicate a strategic shift. While the Quant & Solutions and Alternatives reportable segments are expected to comprise the majority of our business subsequent to the disposition, the Liquid Alpha reportable segment excluding Barrow Hanley made a meaningful contribution of 13% of total segment economic net income (“ENI”) revenue and 14% of the total segment ENI for the nine months ended September 30, 20201. The investment strategies offered by us and client types served by the Liquid Alpha reportable segment are not anticipated to change as a result of the Barrow Hanley sale.

1The primary measure used by the Chief Operating Decision Market in measuring performance and allocating resources to the segments is Economic Net Income (“ENI”).

By executing the disposition, we did not exit a major geographic region, line of business or equity method investment. We are not internally changing our operating or organizational structure for the Company as a result of the sale. We also are not changing or altering our financial and operating analysis of our reportable segments. In addition to Barrow Hanley, the Liquid Alpha reportable segment includes our affiliates Thompson, Siegel & Walmsley LLC and Investment Counselors of Maryland, LLC. Subsequent to the Barrow Hanley sale, the Liquid Alpha reportable segment will continue to operate as the Barrow Hanley sale constituted a disposal of a single operating component within the Liquid Alpha reportable segment. Through our remaining operating components within the Liquid Alpha reportable segment, we will continue to provide the same types of investment advice and strategies and serve the same types of clients as we did before the Barrow Hanley disposition. We considered interpretive guidance provided by certain accounting firms which indicate that the disposition of a full reportable segment would generally represent a strategic shift2, however an entity will need to use judgment when the disposition is an operating segment. The Barrow Hanley sale did not result in the disposal of a reportable segment and the Liquid Alpha reportable segment will remain intact subsequent to the Barrow Hanley sale. Additionally, prior to the announcement of the sale, we generally did not discuss operating results for Barrow Hanley in our financial statements, press releases, analyst presentations, or other supplemental information provided to investors.

As a result of the evaluation described above, we determined that the sale of Barrow Hanley did not constitute a strategic shift that has or will have a major effect in accordance with ASC 205-20-45-1B. Based on the assessment above, we concluded the Barrow Hanley sale should not be classified as discontinued operations in accordance with ASC 205-20.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 369-7190 or Paul Tropp at (212) 596-9515 or William Michener at (617) 951-7247, each of Ropes & Gray LLP.
Very truly yours,
By: /s/ Christina Wiater__________
Name: Christina Wiater
Title: Senior Vice President and Principal
Financial Officer

cc: Suren Rana (BrightSphere Investment Group Inc.)
Paul Tropp (Ropes & Gray LLP)
William Michener (Ropes & Gray LLP)

2See KPMG Discontinued Operations Handbook, April 2020 question 5.3.20 and Deloitte A Roadmap to Impairments and Disposals of Long-Lived Assets and Discontinued Operations, October 2020 p. 87.
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